Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2016

-	Total revenues rose by 27.4% on a year-over-year basis.
-	Cloud computing revenues increased 40.4% compared to the previous quarter.
-	Mobile advertising revenues increased 97.2% compared to the previous quarter.

Shenzhen, China, May 11, 2016 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the financial results: “We are pleased to announce significant progress on cloud computing and mobile advertising, which grew by 40.4% and 97.2%, respectively. Our total revenues for the past quarter again exceeded the high end of our own guidance range. We believe our steady growth of core subscription business, ongoing transition to mobile internet, and execution of cloud computing are key factors to our long term success and growth.”

First Quarter 2016 Financial Highlights

•	Total revenues were US$38.5 million, a 27.4% increase from the corresponding period of last year and a 9.6% increase from the previous quarter.

•	Subscription revenues were US$22.2 million, a 4.6% increase from the corresponding period of last year and an 11.6% increase from the previous quarter.

•	Online advertising revenues (including revenues from mobile advertising) were US$3.9 million, a 286.7% increase from the corresponding period of last year and 125.0% increase from the previous quarter.

•	Other internet value-added services revenues (“IVAS”) were US$12.4 million, representing a 55.3% increase from the corresponding period of last year and an 8.2% decrease from the previous quarter. IVAS consists of services other than subscription and advertising and includes cloud computing.

First Quarter 2016 Results

Total Revenues

Total revenues were US$38.5 million, up 9.6% sequentially, exceeding the high end of the Company’s previously issued guidance range and up 27.4% on a year-over-year basis. The increases in total revenues both on a sequential and year-over-year basis were mainly attributable to the growth in revenues from subscription, Xunlei mobile advertising, and cloud computing revenues.

Subscription: Revenues from subscriptions were US$22.2 million, up 11.6% sequentially and 4.6% on a year-over-year basis. The increase in subscription revenue was primarily attributable to the gain in subscribers’ number which increased to 5.13 million as of March 31, 2016 from 5.02 million as of December 31, 2015 and 4.88 million as of March 31, 2015. Average revenue per subscriber increase also contributed to growth of subscription revenues.

Online advertising (including mobile advertising): Revenues from online advertising were US$3.9 million, up 125.0% sequentially and 286.7% on a year-over-year basis. The increase was mainly driven by revenues from mobile advertising, which was launched in November 2015. Mobile advertising revenue also increased 97.2% compared to the previous quarter.

Other internet value-added services (“IVAS”): Revenues from other internet value-added services (including revenues from cloud computing) were US$12.4 million, down 8.2% sequentially and up 55.3% on a year-over-year basis. The revenues from cloud computing grew by 40.4% compared to the previous quarter. The decline in online game revenues contributed to the decrease in IVAS revenues on a sequential basis.

Cost of Revenues

Cost of revenues was US$20.4 million, representing 53.0% of total revenues.

Bandwidth costs: Bandwidth costs were US$12.9 million, representing 33.4% of total revenues, compared with 31.2% in the previous quarter. The increase was primarily due to the growth in subscription business and continued investments and growth in cloud computing.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$17.9 million, up 4.4% sequentially. Gross margin was 46.5%, compared with 48.8% in the previous quarter. The decrease was primarily due to investments related to cloud computing.

Operating Expenses

Total operating expenses for the first quarter were US$25.8 million, representing 67.2% of total revenues, compared with 65.6% in the previous quarter. The increase was partly attributable to research and development expenses related to cloud computing.

Research and development expenses

Research and development expenses for the first quarter were US$15.4 million, representing 40.0% of total revenues, compared with 28.4% in the previous quarter. The increase on a sequential basis was due to increase in employee compensation and investments in cloud computing.

Sales and marketing expenses

Sales and marketing expenses for the first quarter were US$3.8 million, representing 10.0% of total revenues, compared with 16.5% in the previous quarter.

General and administrative expenses

General and administrative expenses for the first quarter were US$6.6 million, representing 17.2% of total revenues, compared with 20.7% in the previous quarter. Decline in general and administrative expenses as a percentage of total revenue was mainly because revenues growth outpaced the increase in fixed costs.

Operating Loss

Operating loss was US$8.0 million, compared with operating loss of US$5.9 million in the previous quarter. The company continues to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

Loss from discontinued operations was US$0.1 million in the first quarter of 2016, compared with a loss of US$0.3 million in the previous quarter.

Net Loss and loss per share

Net loss from continuing operations was US$5.4 million in the first quarter of 2016, compared with US$4.6 million in the previous quarter. Non-GAAP net loss from continuing operations was US$2.9 million in the first quarter of 2016, compared with a loss of US$2.2 million in the previous quarter.

Diluted loss per ADS from continuing operations in the first quarter of 2016 was US$0.0795. Non-GAAP diluted loss from continuing operations per ADS in the first quarter of 2016 was US$0.0425.

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Cash Balance

As of March 31, 2016, the Company had cash, cash equivalents and short-term investments of US$422.8 million, compared with US$432.1 million as of December 31, 2015.

Outlook

The Company remains confident in its core strategy of continued innovation through cloud computing and continues to advance on the technology front and expand in scale. However, in the near term, we expect our PC-based download acceleration subscriptions to decline as a result of the on-going government scrutiny of internet content in China. In addition, the Company has permitted temporary suspension of services provided to about 276,000 existing subscribers as of the end of the first quarter of 2016.

Guidance for Second Quarter 2016

For the second quarter 2016, Xunlei estimates total revenues to be between US$37 million to US$41 million, the midpoint of the range representing a year-over-year increase of 25.0%. This estimate represents the management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on May 12, 2016, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	800-906-606
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	3283260

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	3283260
Replay End Date:	May 20, 2016

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the Internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which (1) may not be indicative of Xunlei's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

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  XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2016	2015
	US$	US$
Assets

Current assets:
Cash and cash equivalents	309,508	361,777
Short-term investments	113,291	70,328
Accounts receivable, net	11,735	11,266
Inventories	286	480
Deferred tax assets	715	689
Due from related parties	878	45
Prepayments and other current assets	13,612	13,068
Total current assets	450,025	457,653

Non-current assets:
Long-term investments	23,627	11,319
Deferred tax assets	7,872	8,593
Property and equipment, net	20,020	18,036
Intangible assets, net	12,927	13,433
Goodwill	22,006	21,896
Other long-term prepayments and receivables	10,366	7,431
Total assets	546,843	538,361

Liabilities
Current liabilities:
Accounts payable	31,006	21,736
Due to a related party	142	38
Deferred revenue and income, current portion	21,713	25,113
Income tax payable	2,419	2,470
Accrued liabilities and other payables	33,699	27,379
Total current liabilities	88,979	76,736

Non-current liabilities:
Deferred revenue and income	7,288	5,383
Deferred tax liability, non-current portion	5,457	6,378
Due to related parties, non-current portion	4,387	4,337
Other long-term payable	857	846
Total liabilities	106,968	93,680

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 339,319,115 shares outstanding as at December 31, 2015; 368,877,209 issued and 337,997,790 shares outstanding as at March 31, 2016)	84	85
Additional paid-in-capital	458,231	458,270
Accumulated other comprehensive loss	(3,316)	(4,152)
Statutory reserves	5,132	5,132
Treasury shares (30,879,419 shares and 29,558,094 shares as at March 31, 2016 and December 31, 2015, respectively)	8	7
Accumulated deficits	(18,114)	(12,593)
Total Xunlei Limited's shareholders' equity	442,025	446,749
Non-controlling interests	(2,150)	(2,068)
Total liabilities and shareholders' equity	546,843	538,361

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	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2016	2015	2015
	US$	US$	US$
Revenues, net of rebates and discounts	38,474	30,200	35,115
Business taxes and surcharges	(193)	(55)	(134)
Net revenues	38,281	30,145	34,981
Cost of revenues	(20,393)	(12,101)	(17,845)
Gross profit	17,888	18,044	17,136

Operating expenses
Research and development expenses	(15,379)	(9,427)	(9,957)
Sales and marketing expenses	(3,835)	(2,897)	(5,804)
General and administrative expenses	(6,626)	(7,154)	(7,264)
Total operating expenses	(25,840)	(19,478)	(23,025)

Operating loss	(7,952)	(1,434)	(5,889)
Interest income	746	1,987	959
Interest expense	(60)	(60)	(60)
Other income, net	1,781	1,456	459
Share of income/(loss) from equity investee	(60)	(25)	84
(Loss)/income from continuing operations before income taxes	(5,545)	1,924	(4,447)
Income tax (expense)/benefit	160	471	(132)
Net (loss)/ income from continuing operations	(5,385)	2,395	(4,579)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2016	2015	2015
	US$	US$	US$
Discontinued operations
Loss from discontinued operations before income taxes	(175)	(7,740)	(327)
Income tax benefit	26	774	49
Net loss from discontinued operations	(149)	(6,966)	(278)

Net loss	(5,534)	(4,571)	(4,857)
Less: net loss attributable to non-controlling interest	(13)	(278)	(554)
Net loss attributable to common shareholders	(5,521)	(4,293)	(4,303)

(Loss)/earnings per share for common shares, basic
Continuing operations	(0.0159)	0.0080	(0.0119)
Discontinued operations	(0.0004)	(0.0209)	(0.0008)
Total loss per share for common shares, basic	(0.0163)	(0.0129)	(0.0127)

(Loss)/earnings per share for common shares, diluted
Continuing operations	(0.0159)	0.0080	(0.0119)
Discontinued operations	(0.0004)	(0.0209)	(0.0008)
Total loss per share for common shares, diluted	(0.0163)	(0.0129)	(0.0127)

(Loss)/earnings per ADS, basic
Continuing operations	(0.0795)	0.0401	(0.0595)
Discontinued operations	(0.0020)	(0.1046)	(0.0040)
Total loss per ADS, basic	(0.0815)	(0.0645)	(0.0635)

(Loss)/earnings per ADS, diluted
Continuing operations	(0.0795)	0.0401	(0.0595)
Discontinued operations	(0.0020)	(0.1046)	(0.0040)
Total loss per ADS, diluted	(0.0815)	(0.0645)	(0.0635)

Weighted average number of common shares used in calculating continuing operations:
Basic	337,965,861	332,947,020	337,879,234
Diluted	337,965,861	332,947,020	337,879,234

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,593,172	66,589,404	67,575,847
Diluted	67,593,172	66,589,404	67,575,847

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    XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2016	2015	2015
	US$	US$	US$

GAAP operating loss	(7,952)	(1,434)	(5,889)
Share-based compensation expenses	2,512	2,239	2,418
Non-GAAP operating (loss)/income	(5,440)	805	(3,471)

GAAP net (loss)/income from continuing operations	(5,385)	2,395	(4,579)
Share-based compensation expenses	2,512	2,239	2,418
Non-GAAP net (loss)/income from continuing operations	(2,873)	4,634	(2,161)

GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0159)	0.0080	(0.0119)
Diluted	(0.0159)	0.0080	(0.0119)

GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(0.0795)	0.0401	(0.0595)
Diluted	(0.0795)	0.0401	(0.0595)

Non-GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0085)	0.0148	(0.0048)
Diluted	(0.0085)	0.0148	(0.0048)

Non-GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(0.0425)	0.0738	(0.0240)
Diluted	(0.0425)	0.0738	(0.0240)

Weighted average number of common shares used in calculating:
Basic	337,965,861	332,947,020	337,879,234
Diluted	337,965,861	332,947,020	337,879,234

Weighted average number of ADSs used in calculating:
Basic	67,593,172	66,589,404	67,575,847
Diluted	67,593,172	66,589,404	67,575,847

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com

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